

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2021

Paul W. Hoelscher
Chief Financial Officer
Horizon Therapeutics Public Ltd Company
Connaught House, 1st Floor
1 Burlington Road
Dublin 4, D04 C5Y6
Ireland

       Re: Horizon Therapeutics Public Ltd Company
          Form 10-K for the Fiscal Year Ended December 31, 2020
          Filed February 24, 2021
          File No. 001-35238

Dear Mr. Hoelscher :

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Life Sciences